Exhibit 20

Immediate Release
John Ge
262.636.8434
j.ge@na.modine.com

Modine Board Announces Dividend

RACINE, Wis., October 15, 2003 -- Modine Manufacturing Company (NASDAQ: MODI) Board of Directors declared a quarterly dividend of 13.75 cents per share on outstanding common stock, payable December 4, 2003 to all shareholders of record November 21, 2003.

Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at www.modine.com.